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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

(Print of Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

Richard O. Weed
4695 MacArthur Ct., Ste. 1430
Newport Beach, CA 92660

_______________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

December 3, 2002
________________________________________________________________________________
3.   I.R.S. Identification Number of Reporting Person, if an entity (voluntary)


________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

F10 Oil & Gas Properties, Inc. ("FTOG"), f/k/a Force 10 Trading, Inc. ("FTTI") 904 West Montgomery, Suite 4311
Willis, Texas 77378

________________________________________________________________________________
5.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     |_|  Director                             |X|  10% Owner
     |_|  Officer (give title below)           |_|  Other (specify below)

     ____________________________________________________________________
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)

Not applicable
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check Applicable line)

     |X|  Form filed by One Reporting Person

     |_|  Form filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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   None
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Table II -- Derivative Securities Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Securities:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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   Options to            07/30/01   12/31/05        Common                 250,000          $.82           D              N/A
Purchase Common                                     Stock,
     Stock                                          $.001
                                                    par value
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   Options to            01/30/02   12/31/05        Common                  50,000          $.84           D              N/A
Purchase Common                                     Stock,
     Stock                                          $.001
                                                    par value
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   Options to            07/30/02   12/31/05        Common                  50,000          $.37           D              N/A
Purchase Common                                     Stock,
     Stock                                          $.001
                                                    par value
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

Pursuant to an agreement for professional services between Mr. Weed and the Company dated July 30, 2001, Mr. Weed was issued an aggregate of 350,000 options to purchase common stock at exercise prices ranging from $.37 to $.84 per share. The options are not subject to dilution and accordingly, as a result of the Company's 300:1 reverse split effective December 3, 2002, Mr. Weed may be deemed to beneficially own more than 10% of the Company's common stock.



/S/ Richard O. Weed                                         December 10, 2002
---------------------------------------------            -----------------------
**Signature of Reporting Person                                   Date

*     If the form is filed by more than one reporting person, see Instruction
      5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.